SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For SECOND QUARTER REPORT TO SHAREHOLDERS SEPTEMBER 30, 2003

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  Second Quarter Report To Shareholders September 30, 2003

BiO

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2003

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

TSX Venture: BIO.V

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

Biotech Holdings Limited

Report to Shareholders

During the quarter ended September 30, 2003, the Company completed the restructuring process begun earlier in the year. The Company completed its discontinuance of its lotions and creams business, recording $77,571 of sales of these products in the quarter ($163,531 total revenues in these products in the six months ended September 30, 2003). The loss for the six-month period, at $615,630, declined from $1,127,926 for the comparative six months in the year-earlier period. Loss per share was $.01 for the six-month period, down from $.02 in the year-earlier comparative period.

Subsequent to the period, on October 31, 2003, the Company received formal approval of its Sucanon diabetes drug in Mexico as a prescription treatment of diabetes symptoms. The receipt of this approval is a very important step in the Company^s change of business focus. The Company^s financial and management resources are now devoted entirely to the manufacture and marketing of its diabetes drug. The Company is continuing its discussions with several candidates for marketing of its diabetes drug in Mexico and in Peru.

The Company expects to select shortly the marketing company most able to bring Sucanon to wide use in the Mexico market and potentially make Sucanon available also to the diabetic market in the United States. The Company will produce pre-mix powder for its drug in Vancouver and has arranged to have tableting and packaging for the Mexico and Peru markets done in Mexico City. The Company is securing production space in Vancouver during the current quarter and initiating production and shipment of pre-mix for our diabetes drug.

Robert Rieveley

President

November 26, 2003

Discussion of Operations and Financial Condition

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2003.

Operating Results

Note 20 of the Company^s audited financial statements dated March 31, 2003 summarizes the discontinued operations of the Company^s primary operating subsidiary, Biotech Laboratories Inc. ("Laboratories"). Under the terms of an agreement between the Company and the lessee of the Company^s plant equipment, profits from the sale of products previously manufactured by Laboratories on or before August 1, 2003 accrue to the Company. As a result, the discontinued operations had a $42,100 net profit (2002: $354,075 loss) in the first 6 months.

With the discontinued operations, Sales revenues only reflect those of the Chinese operations. Sales in 2003 were immaterial and written off while sales in the prior year amounted to $9,731.

Operating expenses for the six months totaled $736,290 representing a $42,842 (5.4%) reduction from the $779,132 expenses incurred in the 6 months ended September 30, 2002. Amortization expenses were reduced by $72,023 while interest expenses increased by $16,266.

Discussion of Operations and Financial Condition (Continued)

Financial Highlights

During the year ended March 31, 2003, notes payable to related parties were extended to be payable on April 1, 2004. Because the notes are currently repayable within 12 months, they have been reclassified from long-term on March 31, 2003 to current in September 2003. Management anticipates that these notes will be further extended in the current fiscal year.

Operating activities used $254,408 (2002: $238,655) in cash while Financing activities provided $275,214 (2002: $214,128) in cash flow and Investing activities provided $38,842 (2002: used $3,016) in cash. As a result cash increased $59,648 (2002: was reduced by $27,543) in the six month period. As at September 30, 2003, the working capital deficiency was $3,759,840.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

Note 21 of the Company^s audited financial statements dated March 31, 2003 summarizes two events that occurred subsequent to March 31, 2003. The first event was on May 21, 2003, the Company^s primary operating subsidiary, Biotech Laboratories Inc., as well as the Company, received approval from the Supreme Court of British Columbia in the matter of two proposals regarding its creditors pursuant to the Bankruptcy and Insolvency Act of Canada. The acceptance of the proposals enabled the Company to reduce its trade payables by $78,560 and the resulting gain realized from this debt reduction as a gain from debt restructuring on the Consolidated Statements of Operations.

The second event was on August 1, 2003 the lessee of the plant equipment exercised its option to purchase the laboratory and production equipment of Biotech Laboratories Inc. for $1,500,000, payment to be made monthly beginning August 1, 2003 for 120 equal monthly payments of $14,421, including interest at 3% per year, calculated monthly. This Subsidiary assigned all funds due to it under the sale of plant equipment, to a secured party having a registered charge against the equipment. Subsequent to September 30, the Company was advised that there was some doubt of the ongoing receipt of payments pursuant to the agreement and negotiations with the purchaser were being re-opened. Notes due to related parties and the cost of the capital assets held for resale have been reduced by the $28,842 received.

During the quarter ended September 30, 2003, the Company issued 150,000 common shares at a price of $0.10 per share for the settlement of debt and issued 561,798 common shares through the exercising of common share warrants at $0.14 per share. As a result of these two issuances, Common Shares increased by $93,652 (from 73,928,130 to 74,639,928 common shares issued and outstanding). Also, 13,806,907 Series 1 Convertible Preferred Share warrants at $0.10 per share were exercised for a total consideration of $1,380,691. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. These two events had the effect of reducing the Company^s working capital deficiency and shareholders^ deficiency. After taking into account the $615,630 loss in the six months and the above share issuances, the Shareholders^ deficiency has been reduced from $1,875,162 as at March 31, 2003 to $1,016,449 as at September 30, 2003.

Biotech Holdings Ltd.

Consolidated Balance Sheet

as at	Sept. 30	Mar 31,
	2003	2003
	(unaudited)	(audited)

ASSETS
Current Assets
Cash	$ 77,259	$ 17,611
Accounts receivable	0	24,269
Due from related parties	193,979	194,740
Inventory	0	82,153
	271,238	318,773

Capital Assets
Continuing operations	1,931,083	2,226,576
Held for resale	1,034,994	1,073,836
Formulations and deferred costs	1,657	9,855
	$ 3,238,972	$ 3,629,040

LIABILITIES & SHAREHOLDERS^ (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,670,616	$ 1,719,507
Promissory notes	96,256	91,837
Due to related parties	538,508	544,751
Notes due to related parties	1,725,698	0
Loan payable	0	148,000
	4,031,078	2,504,095
Note payable	224,343	224,343
Notes due to related parties	0	2,775,764
	4,255,421	5,504,202

SHAREHOLDERS^ (DEFICIENCY)

Share Capital
Common shares	21,963,450	21,869,798
Convertible Preferred Shares	1,380,691	0
Deficit	(24,360,590)	(23,744,960)
	(1,016,449)	(1,875,162)
	$ 3,238,972	$ 3,629,040

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2003.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	6 Months to	6 Months to	3 Months to	3 Months to
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 0	$ 9,731	$ 0	$ 961

Cost of Sales	0	4,450	0	177

Gross Profit	0	5,281	0	784

General, administrative
and selling	248,821	223,126	134,986	101,038
Amortization	301,978	374,001	146,424	186,831
Professional fees	33,355	46,135	33,355	45,321
Interest	152,136	135,870	67,647	67,898
	736,290	779,132	382,412	401,088

Loss before undernoted items:	(736,290)	(773,851)	(382,412)	(400,304)

Profit (Loss) from
discontinued operations	42,100	(354,075)	20,736	(229,294)
Gain from debt restructuring	78,560	0	78,560	0

Loss for the Period	(615,630)	(1,127,926)	(283,116)	(629,598)

Deficit, beginning of period	(23,744,960)	(20,759,336)	(24,077,474)	(21,257,664)

Deficit, end of period	(24,360,590)	(21,887,262)	(24,360,590)	(21,887,262)
Basic and Fully Diluted Loss per
Common Share

From continuing operations	(0.01)	(0.01)	(0.01)	(0.01)

From discontinued operations	0.00	(0.01)	0.00	0.00

On September 30, 2003 there were 74,639,928 (2002: 71,928,130) common shares issued and outstanding.

Also, there were 13,806,907 (2002: nil) Series I Convertible Preferred Shares issued and outstanding. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	6 Months to	6 Months to	3 Months to	3 Months to
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (615,630)	$ (1,127,926)	$ (283,116)	$ (629,598)

Add (Deduct):
Amortization	303,691	525,677	148,137	262,670

	(311,939)	(602,249)	(134,979)	(366,928)
Add (Deduct) changes in:
Accounts Receivable	24,269	238,633	39,042	232,562
Inventory	82,153	102,874	37,978	8,697
Prepaid expenses	0	1,938	0	259
Accounts Payable	(48,891)	20,149	(77,293)	16,318
	(254,408)	(238,655)	(135,252)	(109,092)
Financing Activities:
Settlement of Payable to Related
parties through the issuance of
Preferred Shares	1,380,691	0	1,380,691	0
Due to Related Parties	(1,055,548)	94,709	(1,163,475)	113,614
	325,143	94,709	217,216	113,614
Issuance of Common Shares
for settlement of debt	15,000	0	15,000	0
Common Share warrants exercised	78,652	0	78,652	0
Issuance of Common Shares	0	100,000	0	100,000
Payment of Loan Payable	(148,000)	0	(160,000)	0
Increase in Promissory Notes	4,419	19,419	2,243	(109,619)
	275,214	214,128	153,111	103,995
Investing Activities:
Acquisition of Capital Assets	0	(3,016)	0	(1,726)
Sale of Capital Assets	38,842	0	28,842	0
	38,842	(3,016)	28,842	(1,726)

Increase (Decrease) in Cash	59,648	(27,543)	46,701	(6,823)

Cash, beginning of period	17,611	50,696	30,558	29,976

Cash, end of period	$ 77,259	$ 23,153	$ 77,259	$ 23,153

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

September 30, 2003

  Nature of business and ability to continue operations

The Company^s business focus is on developing the distribution of the Company^s Type II Diabetes drug known as both Sucanon and DIAB II. The operations of the Company^s subsidiary for the development, manufacture and distribution of lotions and creams were discontinued during the year ended March 31, 2003, based on a management decision that the subsidiary had limited prospects for developing profitable operations in the near-term. The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $24,360,590 and a Shareholders^ Deficiency of $1,016,449 at September 30, 2003. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2003 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as noted below.

The Company follows the accounting recommendations published by the Accounting Standards Board (AcSB) relating to stock-based compensation and other stock-based payments made in exchange for goods and services. Under GAAP, certain stock-based compensation arrangements may be accounted for using the fair value based method or treated as capital transactions with no compensation charge to income. The Company has elected to account for its stock-based compensation as capital transactions.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2003

  Share Capital

  Authorized

  The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance March 31, 2002		69,928,130	21,569,798	0	0
Issued in previous fiscal year:
Private placement	$0.05	2,000,000	100,000	0	0
Issued for settlement of debt	$0.10	2,000,000	200,000	0	0
Balance March 31, 2003		73,928,130	21,869,798	0	0
Issued in period:
Preferred Share Warrants exercised
for settlement of Notes due to
Related Parties	$0.10			13,806,907	1,380,691
Common Share warrants exercised	$0.14	561,798	78,652
Issued for settlement of debt	$0.10	150,000	15,000
		74,639,928	21,963,450	13,806,907	1,380,691

  Stock options and warrants outstanding as at September 30, 2003:

  Outstanding Options

  Total Employees

  Exercise Price and expiry date Number Directors & Consultants

  Officers

  $0.88 Oct 17, 2003 750,000 640,000 110,000

  $0.88 Oct 17, 2004 750,000 640,000 110,000

  $0.32 Jan 2, 2004 600,000 300,000 300,000

  $0.12 May 21, 2004 1,205,000 1,055,000 150,000

  $0.14 Dec 15, 2005 800,000 550,000 250,000

  Outstanding as at September 30, 2003 4,105,000 3,185,000 920,000

  Outstanding Warrants to Purchase Common Shares

  Exercise Price Number Expiry Date

  $0.17 3,000,000 October 16, 2003

  $0.16 4,000,000 January 2, 2004

  7,000,000

  Outstanding Warrants to Purchase Preferred Shares

  No preferred share warrants were outstanding on September 30, 2003.

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  September 30, 2003

  Stock based compensation

  On August 15, 2003 the Company granted 550,000 stock options to employees, Directors and Officers and 250,000 stock options to non-employees. These options vest on December 15, 2003 and expire on December 15, 2005. The option price is $0.14 per share while the price at the grant date was $0.13 per share.

  Compensation expense for stock options granted to employees, directors and officers is only recognized with exercise prices below the market price of the underlying common shares on the date of grant. During the period ended September 30, 2003, an expense totaling $Nil (2002 - $Nil) was recorded in respect to options granted to employees. The exercise price of the stock options is greater than the market price of the underlying common shares on the grant date. Stock options that have been modified to reduce the exercise price are accounted for as variable.

  Had compensation cost been determined based on the fair value method, then values assigned to these options are amortized on a straight-line basis over the period from the grant date to the date the options vest. For the six months ended September 30, 2003 compensation expense (recovery) recorded was $53,598, consisting of the values associated with the granting of options with an imputed weighted average fair value at the date of grant amortized on a straight-line basis over the vesting period of the option and net of any recovery of compensation expense previously recognized on unvested options of prior years. The options are valued using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	2.30%
Dividend yield	0.00%
Volatility factor of the expected market price
of the Company^s common shares	100.00%
Expected life of the options (months)	24

  Capital Assets held for resale

On August 1, 2003 the lessee of the plant equipment exercised its option to purchase the laboratory and production equipment of Biotech Laboratories Inc. for $1,500,000, payment to be made monthly beginning August 1, 2003 for 120 equal monthly payments of $14,421, including interest at 3% per year, calculated monthly. This Subsidiary assigned all funds due to it under the sale of plant equipment, to a secured party having a registered charge against the equipment. As of September 30, 2003, the secured party received 2 payments of $14,421 each. Notes due to related parties and the cost of the capital assets held for resale have been reduced by the $28,842 received. Subsequent to September 30, the Company was advised that there was some doubt of the ongoing receipt of payments pursuant to the agreement and negotiations with the purchaser were being re-opened.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

BY: /s/ Robert Rieveley

Name: Robert Rieveley

Title: President and C.E.O.

Date: November 28, 2003